Mail Stop 4561

July 28, 2009

John Gross, Chief Financial Officer
Majesco Entertainment Company
160 Raritan Center Parkway
Edison, New Jersey 08837

      Re: **Majesco Entertainment Company**
             Registration Statement on Form S-3
             Filed June 15, 2009
             File No. 333-159980

             Form 10-K for the Fiscal Year Ended October 31, 2008
             Filed January 29, 2009
             File No. 001-32404

Dear Mr. Gross:

We have reviewed your response letter dated July 16, 2009 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 13, 2009.

<u>Form S-3</u>

<u>General</u>

1.   We note your response to prior comment 1. No disclosure that you reference provides management's report on your internal control over financial reporting, pursuant to Item 308T of Regulation S-K in your Form 10-K for the fiscal year ended October 31, 2008. Failure to provide management's report renders the Form 10-K materially deficient. As a result, you are not timely or current in your Exchange Act reporting and, thus, are ineligible to use the Form S-3. Please withdraw your registration statement pursuant to Rule 477 under the Securities Act and re-file under a form that you are eligible to use.

<u>Form 10-K for the Fiscal Year Ended October 31, 2008</u>

<u>Item 9A. Controls and Procedures, page 39</u>

2.   As noted in prior comment 3, you are required to report on your management's assessment of internal control over financial reporting pursuant to Item 308T of Regulation S-K. Please promptly amend your filing to provide the required management's report on internal control over financial reporting.

3.   We note your response to prior comment 4 and we reissue that comment. Please explain the impact on your disclosure controls and procedures of the failure to provide management's report on internal control over financial reporting. We note that you point to your risk factor disclosure on page 12 as containing "clear acknowledgement of the Company's obligation to report on the effectiveness of internal control over financial reporting." However, you have not included here or elsewhere in the document your assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year. As such, the impact of this failure to report needs to be addressed.

****

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3456. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via Facsimile (212) 983-3115</u>
       Todd E. Mason, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.